# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



**Form 6-K**

**Report of Foreign Issuer**

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002

**WESTCOAST ENERGY INC.**
(Translation of registrant's name into English)



**1333 West Georgia Street**
**Vancouver, B.C. V6E 3K9**
**CANADA**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _ Form 40-F x

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No x

1 of 41
Index to Exhibits at page 2

# EXHIBIT LIST

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2002

WESTCOAST ENERGY INC.

by: [signature]

Name: Kelly Stark-Anderson
Title: Senior Solicitor and Assistant Secretary

Exhibit 99.1

**A DETAILED DESCRIPTION OF THE TRANSACTIONS DESCRIBED IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS CONTAINED IN THE MANAGEMENT PROXY CIRCULAR MAILED TO WESTCOAST ENERGY INC. SECURITYHOLDERS IN CONNECTION WITH THE SPECIAL MEETING OF SECURITYHOLDERS HELD ON DECEMBER 13, 2001. THIS LETTER INCORPORATES BY REFERENCE THE INFORMATION CONTAINED IN THE CIRCULAR. YOU MAY OBTAIN A COPY OF THE CIRCULAR FROM WESTCOAST'S WEBSITE AT WWW.WESTCOASTENERGY.COM OR AS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. YOU MAY ALSO REQUEST A PAPER COPY FREE OF CHARGE BY CONTACTING WESTCOAST BY TELEPHONE AT (604) 691-5154, BY FACSIMILE AT (604) 488-8080 OR BY E-MAIL AT JWEDGEWOOD@WEI.ORG. EXCERPTS FROM THE CIRCULAR WHICH ACCOMPANY THIS LETTER DESCRIBE THE TRANSACTION MECHANICS AND CERTAIN TAX CONSIDERATIONS, AND SET OUT CERTAIN DEFINITIONS.**

# WESTCOAST ENERGY INC.

## LETTER OF TRANSMITTAL AND ELECTION FORM FOR REGISTERED HOLDERS OF WESTCOAST COMMON SHARES

**Westcoast Shareholders whose Westcoast Common Shares are registered in the name of a broker, investment dealer, bank, trust company, depositary or other nominee should contact that nominee for instructions and assistance in delivering those Westcoast Common Shares.**

**Westcoast Shareholders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive under the Arrangement.**

This Letter of Transmittal and Election Form (the "Letter") is for use by registered holders ("Westcoast Registered Shareholders") of Westcoast Common Shares in connection with the proposed arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act* (the "CBCA") involving, among others, Westcoast Energy Inc. ("Westcoast"), holders ("Westcoast Shareholders") of Westcoast Common Shares, holders of options to purchase Westcoast Common Shares (together with Westcoast Shareholders, the "Westcoast Securityholders"), and Duke Energy Corporation ("Duke Energy"), that was approved at a special meeting (the "Meeting") of Westcoast Securityholders on December 13, 2001. Capitalized terms used but not defined in this Letter have the meanings set out in Section C of the enclosure accompanying this Letter, which enclosure contains excerpts from the Circular (the "Circular Excerpts").

Under the terms of the Arrangement, Westcoast Shareholders are entitled to elect (subject to proration) to receive consideration for their Westcoast Common Shares from among several types of consideration as more fully described below.

If you are a participant in Westcoast's Dividend Reinvestment and Share Purchase Plan (the "Plan"), any Westcoast Common Shares held in your account under the Plan ("Plan Shares") will be included in the Arrangement. You should not make any elections for your Plan Shares, as the allocation of the consideration you elect to receive in this Letter in respect of your Westcoast Common Shares will be applied to your Plan Shares (subject to proration). In addition, you are not required to submit share certificates in respect of your Plan Shares in order for your elections to be valid. Any requirement in this Letter to submit share certificates does not apply to Plan Shares.

**For your elections herein to be effective, this Letter, properly completed and signed, together with all other documents required to effect the transfer of Westcoast Common Shares under the Westcoast By-Laws or the CBCA or that may be reasonably required by the Depositary, must accompany all certificates representing your Westcoast Common Shares, and must be received by the Depositary no later than 4:30 p.m. (local time) on February 28, 2002 (the "Election Deadline") at the applicable place of deposit listed on page 16 of this Letter. If the Depositary does not receive the required documentation by the Election Deadline (or any extension thereof), you will be treated as a non-electing Westcoast Registered Shareholder as described below.**

The Effective Date of the Arrangement is anticipated to be in the first quarter of 2002 after all required regulatory approvals have been obtained and are final and all other conditions to completion of the Transaction have been satisfied or waived. If the Effective Date is not reasonably likely to occur within ten Business Days of the Election Deadline described above, a new election deadline will be set. The new election deadline will be published, with at least five days notice of the new election deadline, in The Globe and Mail (national edition) or another English language daily newspaper of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Quebec. Any duly completed Letter received by the Depositary by the Election Deadline will remain effective with respect to the new election deadline unless a change thereto is received by the Depositary by the new election deadline.

**Procedure Applicable to Westcoast Registered Shareholders**

On the Effective Date, each Westcoast Registered Shareholder (other than (i) Dissenting Shareholders who are ultimately entitled to be paid the fair market value for their Westcoast Common Shares, and (ii) Duke Energy and its affiliates, if applicable) will receive, as consideration for each Westcoast Common Share held, at such person's election, but subject to certain proration adjustments described in the Circular:

(i) Cdn$43.80 in cash;

(ii) a fraction of an Exchangeable Share equal to the Exchange Ratio;

(iii) a fraction of a Duke Energy Common Share equal to the Exchange Ratio; or

(iv) a combination of cash, a fraction of an Exchangeable Share and/or a fraction of a Duke Energy Common Share.

**Westcoast Shareholders who are *not* Canadian Residents *will not be entitled to receive* Exchangeable Shares and any such election to receive Exchangeable Shares will be deemed to be an election to receive Duke Energy Common Shares.**

You are urged to read the Circular which contains, among other things, a description of the Duke Energy Common Shares, the Exchangeable Shares, the Exchange Ratio and certain proration adjustments which may result in you receiving consideration in exchange for each of your Westcoast Common Shares which is different from the consideration that you elect to receive in this Letter. See Section A of the Circular Excerpts for a discussion of the mechanics of the Transaction.

Pursuant to the Arrangement, no fractional Exchangeable Shares or fractional Duke Energy Common Shares will be issued in exchange for Westcoast Common Shares. Each Westcoast Registered Shareholder otherwise entitled to a fractional interest in an Exchangeable Share or a fractional interest in a Duke Energy Common Share, in lieu of any such fractional security, will be entitled to receive a cash payment equal to the product of such fractional interest and the Weighted Average Trading Price of Duke Energy Common Shares.

Until you forward to the Depositary a properly completed and signed Letter and certificates representing your Westcoast Common Shares and all other required documents, you will not receive cash and/or the share certificates representing the Exchangeable Shares and/or Duke Energy Common Shares, as the case may be, to which you are otherwise entitled. Furthermore, as of the Effective Date, you will cease to be a Westcoast Shareholder and will only be entitled to receive cash and/or the share certificates representing the Exchangeable Shares and/or Duke Energy Common Shares upon delivery of all required documents to the Depositary.

The Transaction will be immediately taxable to a Westcoast Shareholder who is a Canadian Resident unless the Westcoast Shareholder (i) receives Exchangeable Shares and (ii) files the tax election form (duly executed by Exchangeco) with the Canada Customs and Revenue Agency by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Canadian Resident and wish to make a tax election, you may request the tax election package referred to on page eight of this Letter to assist in preparing the election by so indicating as required on page eight. See Section B of the Circular Excerpts for a discussion of certain tax considerations with respect to the Transaction.

**Non-Electing Westcoast Registered Shareholders**

A Westcoast Registered Shareholder (other than a Dissenting Shareholder and Duke Energy and its affiliates) who does not send a properly completed and signed Letter to the Depositary, together with his or her certificates representing Westcoast Common Shares and any other required documents, before the Election Deadline or any extension of such deadline, will be deemed to have elected to receive cash, Exchangeable Shares (for Canadian Residents), Duke Energy Common Shares (for holders who are not Canadian Residents), or a combination of the foregoing, based on the amount of each category of consideration that remains available after giving effect to the valid elections made by all other Westcoast Registered Shareholders. See "Transaction Mechanics — Non-Election Shares" in Section A of the Circular Excerpts.

If the aggregate amount of cash validly elected by Westcoast Registered Shareholders exceeds the Cash Available, each Westcoast Registered Shareholder who fails to make a valid election will be deemed to have elected to receive Exchangeable Shares, if such person is a Canadian Resident, or Duke Energy Common Shares, if such person is not a Canadian Resident.

If the aggregate number of Exchangeable Shares and Duke Energy Common Shares validly elected by Westcoast Registered Shareholders exceeds the Shares Available, each Westcoast Registered Shareholder who fails to make a valid election will be deemed to have elected to receive Cdn$43.80 in cash for each Westcoast Common Share held by such person.

If neither the aggregate amount of cash validly elected by Westcoast Registered Shareholders exceeds the Cash Available nor the aggregate number of Exchangeable Shares and Duke Energy Common Shares validly elected by Westcoast Registered Shareholders exceeds the Shares Available, each Westcoast Registered Shareholder that fails to make a valid election will be deemed to have elected to receive a proportionate allocation of cash and shares based on the amount of cash remaining out of the Cash Available and shares remaining out of the Shares Available after giving effect to the valid elections made by all other Westcoast Registered Shareholders. Such Westcoast Registered Shareholders will receive in their allocation of share consideration Exchangeable Shares if the person is a Canadian Resident or Duke Energy Common Shares if the person is not a Canadian Resident.

**TO:** **COMPUTERSHARE TRUST COMPANY OF CANADA (the "Depositary"), at its addresses set out below.**

**AND TO: WESTCOAST ENERGY INC.**
**AND TO: 3946509 CANADA INC. ("Exchangeco")**
**AND TO: 3058368 NOVA SCOTIA COMPANY ("Callco")**
**AND TO: DUKE ENERGY CORPORATION ("Duke Energy")**

## PART I

## TO BE COMPLETED BY ALL WESTCOAST REGISTERED SHAREHOLDERS.

**Note: Do not complete this Part I in respect of any Plan Shares.**

The undersigned Westcoast Registered Shareholder hereby deposits with the Depositary, for exchange upon the Arrangement becoming effective, the enclosed certificate(s) representing Westcoast Common Shares, details of which are as follows:

| Name and Address of Registered Holder(s) | Certificate Number(s) | Number of Westcoast Common Shares Deposited with this Letter |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | Total | |

**Note: If space is insufficient, please attach a separate schedule to this Letter.**

**The total of the numbers filled in above must equal the total number of Westcoast Common Shares represented by the share certificate(s) enclosed with this Letter.**

## PART II

**TO BE COMPLETED BY ALL WESTCOAST REGISTERED SHAREHOLDERS.**

THE UNDERSIGNED HEREBY ELECTS TO RECEIVE THE FOLLOWING FOR EACH WESTCOAST COMMON SHARE TRANSMITTED UNDER THE ARRANGEMENT (please check only one):

| | | | |
|---|---|---|---|
| ☐ | All cash | ⇨ | go to Section "A" below if you are a Canadian Resident; otherwise go to Part III below. |
| | or | | |
| ☐ | All Exchangeable Shares (only Canadian Residents) | ⇨ | go to Section "C" below. |
| | or | | |
| ☐ | All Duke Energy Common Shares | ⇨ | go to Part III below. |
| | or | | |
| ☐ | A combination of cash, Exchangeable Shares and/or Duke Energy Common Shares | ⇨ | go to Section "A" below if you are a Canadian Resident; otherwise go to Section "B" below. |

Note: **Westcoast Shareholders who are not Canadian Residents will not be entitled to receive Exchangeable Shares and any such election to receive Exchangeable Shares will be deemed to be an election to receive Duke Energy Common Shares.**

**Westcoast Shareholders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive under the Arrangement.**

## SECTION "A"

**TO BE COMPLETED BY WESTCOAST REGISTERED SHAREHOLDERS WHO ARE CANADIAN RESIDENTS AND WHO ELECT TO RECEIVE CASH FOR ALL OR A PORTION OF THEIR WESTCOAST COMMON SHARES.**

The aggregate cash to be paid to Westcoast Registered Shareholders under the Arrangement may not exceed the Cash Available. If Westcoast Registered Shareholders elect in the aggregate to receive more cash than the Cash Available, the amount of cash received by Westcoast Registered Shareholders who have elected to receive cash for all or a portion of each of their Westcoast Common Shares will be pro rated and such Westcoast Registered Shareholders will be deemed to have elected and will be entitled to receive the balance of their consideration in the form of Duke Energy Common Shares, or at the election of each Westcoast Registered Shareholder who is a Canadian Resident, Exchangeable Shares.

Accordingly, if you have elected to receive cash for all or a portion of each of your Westcoast Common Shares, and you are a Canadian Resident, you should elect below whether you wish to receive Exchangeable Shares or Duke Energy Common Shares in lieu of the cash you have elected if the proration adjustments apply. **If you do not make such an election, or your election below is not properly made, and you are a Canadian Resident, you will be deemed to have elected to receive Exchangeable Shares in such circumstances. Westcoast Registered Shareholders who are not Canadian Residents will be deemed to have elected to receive Duke Energy Common Shares in such circumstances.**

THE UNDERSIGNED, HAVING ELECTED TO RECEIVE CASH FOR ALL OR A PORTION OF HIS, HER OR ITS WESTCOAST COMMON SHARES IN PART II ABOVE, HEREBY ELECTS TO RECEIVE:

☐ Exchangeable Shares OR ☐ Duke Energy Common Shares

FOR THE BALANCE OF THE CONSIDERATION HE, SHE OR IT IS ENTITLED TO RECEIVE IN LIEU OF CASH IN THE EVENT THAT WESTCOAST SHAREHOLDERS ELECT TO RECEIVE MORE CASH THAN THE CASH AVAILABLE AND THE PRORATION ADJUSTMENTS APPLY.

**GO TO SECTION "B" BELOW IF YOU ELECTED TO RECEIVE A COMBINATION OF CASH, EXCHANGEABLE SHARES AND/OR DUKE ENERGY COMMON SHARES IN PART II ABOVE.**

**OTHERWISE, GO TO SECTION "C" BELOW IF YOU ELECTED TO RECEIVE EXCHANGEABLE SHARES IN THIS SECTION "A".**

## SECTION "B"

### TO BE COMPLETED BY WESTCOAST REGISTERED SHAREHOLDERS WHO ELECT TO RECEIVE A COMBINATION OF CASH, EXCHANGEABLE SHARES AND/OR DUKE ENERGY COMMON SHARES FOR EACH WESTCOAST COMMON SHARE.

If you have elected to receive a combination of cash, Exchangeable Shares and/or Duke Energy Common Shares in Part II above, you are required to make the further election below specifying the percentage of each form of consideration that you wish to receive for each of your Westcoast Common Shares. The percentages you insert below should total 100. For example, if you wish to elect to receive one-half cash and one-half Exchangeable Shares for each of your Westcoast Common Shares, you should insert the number 50 in the box corresponding to cash and the number 50 in the box corresponding to Exchangeable Shares below. If the percentages you insert below do not total 100, the percentages that you specify below will be prorated to total 100. If you do not insert a number in the box corresponding to a form of consideration below, you will be deemed to have elected to receive 0% of that form of consideration. **If you do not complete this Section "B", you will be deemed to have made an invalid election and will be treated as a non-electing Westcoast Registered Shareholder as described above.**

THE UNDERSIGNED, HAVING ELECTED TO RECEIVE A COMBINATION OF CASH, EXCHANGEABLE SHARES AND/OR DUKE ENERGY COMMON SHARES IN PART II ABOVE, HEREBY ELECTS TO RECEIVE THE FOLLOWING PERCENTAGE OF EACH FORM OF CONSIDERATION FOR EACH WESTCOAST COMMON SHARE TRANSMITTED:

| | |
|---|---|
| Cash | ____ % |
| Exchangeable Shares | ____ % |
| Duke Energy Common Shares | ____ % |
| Total | 100% |

**GO TO SECTION "C" BELOW IF YOU ARE A CANADIAN RESIDENT AND HAVE ELECTED TO RECEIVE EXCHANGEABLE SHARES IN SECTION "A" OR "B" ABOVE; ALL OTHER WESTCOAST SHAREHOLDERS GO TO PART III BELOW.**

SECTION "C"

**TO BE COMPLETED BY WESTCOAST REGISTERED SHAREHOLDERS WHO ARE CANADIAN RESIDENTS AND WILL OR MAY RECEIVE EXCHANGEABLE SHARES AND DESIRE A CANADIAN TAX DEFERRAL.**

By checking the box below, the undersigned (i) requests that a tax election filing package be forwarded to the undersigned at the address specified herein, (ii) represents that the undersigned is an Eligible Holder (as defined below), (iii) acknowledges that it is the undersigned's responsibility to prepare and file the appropriate document(s) that will be included in the tax election filing package and send such documents to Duke Energy, on behalf of Exchangeco, **on or before the date that is 90 days after the Effective Date**, (iv) acknowledges that Exchangeco, Duke Energy, Westcoast and the Depositary are not responsible for the proper completion or filing of any tax election and the undersigned will be solely responsible for the payment of any late filing penalty, (v) acknowledges that Exchangeco agrees only to execute any properly completed tax election form submitted to it in duplicate and to forward one copy of such tax election form executed by Exchangeco by ordinary mail to the undersigned, (vi) acknowledges that with the exception of the execution of the tax election forms by Exchangeco, compliance with the requirements for a valid tax election will be the sole responsibility of the undersigned and that Exchangeco, Duke Energy, Westcoast and the Depositary are not responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any tax election or to file it properly within the time prescribed and in the form prescribed under the Canadian Tax Act (or the corresponding provisions of any applicable provincial legislation) and (vii) acknowledges that a deferral will be available only to the extent the undersigned receives Exchangeable Shares in respect of his, her or its Westcoast Common Shares. See "Tax Considerations to Westcoast Securityholders — Canadian Federal Income Tax Considerations to Westcoast Securityholders — Westcoast Shareholders Resident in Canada — Exchange of Westcoast Common Shares for Consideration Including Exchangeable Shares and Ancillary Rights — Rollover Transaction" in Section B of the Circular Excerpts.

An "Eligible Holder" is a Westcoast Registered Shareholder (i) who is a Canadian Resident, other than any such person who is exempt from tax under the Canadian Tax Act, or (ii) which is a partnership that owns Westcoast Common Shares, if one or more of its members would be an Eligible Holder if such member held such Westcoast Common Shares directly. See "Tax Considerations to Westcoast Securityholders — Canadian Federal Income Tax Considerations to Westcoast Securityholders" in Section B of the Circular Excerpts.

☐ Please check if you would like a tax election filing package sent to you.

If you are requesting a tax election filing package, please respond to the statements below by checking the appropriate box:

| | Yes | No |
|---|---|---|
| The undersigned is a partnership | ☐ | ☐ |
| The undersigned intends to file an election in Quebec | ☐ | ☐ |

**GO TO PART III BELOW.**

## PART III

## TO BE COMPLETED BY ALL WESTCOAST REGISTERED SHAREHOLDERS.

**Note: Please review carefully the instructions, which start on page 13, before completing the following information.**

**A. Registration and Payment Instructions**

Issue and send certificate(s) and cheque (if any) as indicated below.

**THIS BOX MUST BE COMPLETED.**

(Name) (please print)

(Title, if applicable) (see Instruction 4 below)

(Street Address)

(City) (Province or State) (Postal or Zip Code)

(Telephone — Business Hours)

**B. Special Delivery Instructions**

Fill in name and address below ONLY if the certificate(s) and/or the cheque are to be sent to someone other than the Westcoast Registered Shareholder and to an address other than the address of the Westcoast Registered Shareholder as it appears on this Letter.

(Name) (please print)

(Street Address)

(City) (Province or State) (Postal or Zip Code)

**C. Special Pick-Up Instructions**

☐ Hold certificate(s) and cheque (if any) for pick-up.

**D. Information Regarding Residence of Westcoast Shareholders**

**Note: if you do not complete this portion of the Letter, your election will be invalid.**

The undersigned represents that he, she or it:

☐ is a Canadian Resident for tax purposes

OR

☐ is not a Canadian Resident for tax purposes

If you are not a Canadian Resident, indicate country of residence: ____________________

Canadian Residents (who are individuals other than trusts) must provide their Social Insurance Number:

____________________

U.S. residents/citizens must complete the Substitute Form W-9 below.

DATED: ____________________, 2002

Signature of holder or authorized representative

Signature of any joint holder

Name of joint holder (Please print)

Name of authorized representative (Please print)

Signature Guaranteed By:
(if required under Instruction 3 set out below)

Authorized signature

Name of guarantor (Please print)

Address (Please print)

**WESTCOAST SHAREHOLDERS THAT ARE U.S. HOLDERS GO TO PART IV BELOW; ALL OTHER WESTCOAST SHAREHOLDERS GO TO PART V.**

## PART IV

### TO BE COMPLETED ONLY BY WESTCOAST SHAREHOLDERS THAT ARE U.S. HOLDERS.

**Note: Please review carefully Instruction 10 below regarding backup withholding before completing the following information.**

| **Payor: Duke Energy Corporation** | | |
|---|---|---|
| SUBSTITUTE FORM<br>W-9 | Part I: PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NO. OR SOCIAL SECURITY NO. IN THE SPACE AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW | Social Security No. or Taxpayer Identification No. ("TIN")<br>____________<br>☐ Awaiting TIN |

**Certification** — Under penalties of perjury, I certify that (1) the number shown on this form is my correct Social Security Number or Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

**Certification Instructions** — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Signature ____________________________ Date __________________

**YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE "AWAITING TIN" BOX ON THE SUBSTITUTE FORM W-9.**

### CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that (i) a TIN has not been issued to me, (ii) either (a) I have mailed an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future, and (iii) I understand that if I do not provide a TIN within 60 days, I will be subject to backup withholding at a rate of 30% until I provide a TIN.

Signature ____________________________ Date __________________

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 30% OF PAYMENTS MADE TO YOU.

**GO TO PART VI BELOW.**

# PART V

## TO BE COMPLETED ONLY BY WESTCOAST SHAREHOLDERS THAT ARE NON-U.S. HOLDERS.

**Note: Please review carefully Instruction 11 below before completing the following information.**

SUBSTITUTE
FORM **W-8BEN**

**Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding**

**Part I** **Identification of Beneficial Owner** (See instructions)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organization

3 Type of beneficial owner: ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government ☐ International organization ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.** (See Instructions)

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

5 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

6 U.S. taxpayer identification number (optional — See Instructions)

☐ SSN or ITIN ☐ EIN

**Part II** **Claim of Tax Treaty Benefits** (if applicable)

7 **I certify that (check all that apply):**

a ☐ The beneficial owner is a resident of ........ within the meaning of the income tax treaty between the United States and that country.

b ☐ If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐ The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

**Part III** **Certification**

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

- I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
- The beneficial owner is not a U.S. person,
- The income to which this form relates is not effectively connected with the conduct of a trade or business in the United States or is effectively connected but is not subject to tax under an income tax treaty, and
- For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to establish your status as a non-U.S. person and, if applicable, obtain a reduced rate of withholding.

**Sign Here** ▶ ............................................................ .................. ....................

Signature of beneficial owner (or individual authorized to sign for beneficial owner) Date (MM-DD-YYYY) Capacity in which acting

**GO TO PART VI BELOW.**

# PART VI

## General

By completing and signing Part III above, the Westcoast Registered Shareholder completing this Letter (the "Signatory") represents, warrants, agrees, instructs and acknowledges as follows:

1. The Signatory acknowledges that the intention of Exchangeco in creating the Exchangeable Shares is to have the economic and voting attributes associated with the Exchangeable Shares be, as nearly as practicable, equivalent to those of Duke Energy Common Shares. Duke Energy will covenant in the Voting and Exchange Trust Agreement to provide financial and other information regarding Duke Energy to holders of Exchangeable Shares. By electing or being deemed to have elected to receive Exchangeable Shares as indicated above, the Signatory acknowledges Duke Energy's covenant in that regard. See "The Transaction — Description of Exchangeable Shares" in the Circular.

2. It is understood that upon receipt of this Letter, the certificates representing Westcoast Common Shares deposited herewith and any other required documentation, and following the Effective Date, the Depositary or its agent will send to the Signatory or hold for pick-up, in accordance with instructions given above, a cheque for any cash and/or certificate(s) for Duke Energy Common Shares and/or Exchangeable Shares to which the Signatory is entitled under the Arrangement. The cheque and certificate(s) (if any) will be made payable to or registered in, as the case may be, the name (and at the address) of the Westcoast Registered Shareholder set forth in Part III above.

3. The Signatory covenants, represents and warrants that (i) the Signatory is the registered owner of the Westcoast Common Shares being deposited, (ii) such shares are owned by the Signatory free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the Signatory has full power and authority to execute and deliver this Letter and all information inserted into this Letter by the Signatory is accurate, (iv) the Signatory will execute and deliver any additional documents necessary or desirable to complete the surrender, transfer and exchange of such Westcoast Common Shares and (v) the Signatory will not, prior to the Effective Time, transfer or permit to be transferred any of such deposited Westcoast Common Shares.

4. The covenants, representations and warranties of the Signatory contained herein survive the completion of the Arrangement.

5. Effective at the Effective Time, the Signatory surrenders to Exchangeco all right, title and interest in and to the Westcoast Common Shares represented by the delivered share certificate(s), and irrevocably constitutes and appoints the Depositary lawful attorney-in-fact of the Signatory, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to deliver such certificate(s), together with all accompanying evidence of authority, to the Depositary or its respective agent, and to effect the cancellation of such certificate(s) on the books of Westcoast.

6. The Signatory revokes any and all authority, other than as granted in this Letter, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Signatory at any time with respect to the Westcoast Common Shares being transmitted. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the transmitted Westcoast Common Shares. All authority conferred or agreed to be conferred by the Signatory in this Letter shall survive the death or incapacity of the Signatory and any obligations of the Signatory hereunder shall be binding upon the heirs, legal representatives, successors and assigns of the Signatory.

7. The Signatory instructs the Depositary to mail any certificate(s) representing Duke Energy Common Shares, Exchangeable Shares and/or any cheque to which the Signatory is entitled under the Arrangement, promptly after the Effective Date, by first class insured mail, postage prepaid, to the Signatory, or to hold such certificate(s) and/or cheque for pick-up, in accordance with the instructions given above. If the Arrangement is not completed, the transmitted Westcoast Common Shares and all other ancillary documents will be returned to the Signatory in accordance with the instructions given above. The Signatory recognizes that Westcoast has no obligation pursuant to the instructions given above to transfer any Westcoast Common Shares from the name of the registered holder thereof if the Arrangement is not completed.

16

INSTRUCTIONS:

**1. Use of Letter of Transmittal and Election Form**

(a) This Letter (or manually signed facsimile thereof), together with the accompanying certificate(s) representing Westcoast Common Shares and all other required documents, must be received by the Depositary at the address specified by the Election Deadline (or any extensions thereto) in order for the elections contained herein to be valid.

(b) The method used to deliver this Letter and the accompanying certificate(s) representing Westcoast Common Shares (if any) and all other required documents is at your option and risk, and delivery will be deemed to be effective only when such documents are actually received. Westcoast recommends that the necessary documentation be hand delivered to the Depositary at the applicable address specified below and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended. A pre-addressed security return envelope is enclosed for your convenience.

(c) Westcoast Shareholders whose Westcoast Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Westcoast Common Shares.

**2. Signatures**

(a) This Letter must be completed, dated and signed by the Westcoast Registered Shareholder or by such person's duly authorized representative in accordance with Instruction 4 below.

(b) If this Letter is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter.

(c) If this Letter is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificate(s) representing Exchangeable Shares and/or Duke Energy Common Shares are to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

**3. Guarantee of Signatures**

(a) If this Letter is signed by a person other than the registered owner(s) of the accompanying certificate(s), such signature(s) must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

(b) An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada or a member firm of a recognized Medallion Program (STAMP, SEMP or MSP).

**4. Fiduciaries, Representatives and Authorizations**

If this Letter is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter must be accompanied by satisfactory evidence of authority to act. Any of Westcoast, Exchangeco or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.

**5. Delivery Instructions**

If any certificate(s) and/or cheque are to be sent to someone other than the Westcoast Registered Shareholder or to an address other than the address of the Westcoast Registered Shareholder as it appears on this Letter, the box entitled "Special Delivery Instructions" in Part III should be completed. If that box is not completed, any new certificate(s) issued in exchange for Westcoast Common Shares and cheque, if any, will be mailed to the Westcoast Registered Shareholder at the address of the Westcoast Registered Shareholder as it appears in this Letter. If no address of the Westcoast Registered Shareholder is provided in this Letter, then any new certificate(s) and/or cheque, if any, will be mailed to the address of the Westcoast Registered Shareholder as it appears on the securities register of Westcoast.

**6. Fractional Shares**

Fractional Exchangeable Shares or fractional Duke Energy Common Shares will not be issued. Cash in lieu of fractional shares will be paid to Westcoast Registered Shareholders who would otherwise be entitled to receive fractional interests in Exchangeable Shares or fractional interests in Duke Energy Common Shares. See "Transaction Mechanics — Fractional Shares" in Section A of the Circular Excerpts.

**7. Miscellaneous**

(a) If the space provided in this Letter is insufficient, the requested information should be set out on a separate list and attached to this Letter.

(b) If Westcoast Common Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter should be signed for each different registration.

(c) **In order for the elections contained herein to be valid, you must complete the Box entitled "Information Regarding Residence of Westcoast Shareholders" in Part III of this Letter indicating whether or not you are a Canadian Resident.**

(d) No alternative, conditional or contingent deposits will be accepted.

(e) Additional copies of this Letter may be obtained from the Depositary at the office specified below.

(f) Before completing this Letter, you are urged to read the Circular.

(g) Westcoast and Exchangeco reserve the right, if they so elect collectively, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter received by them.

**8. Lost Certificates**

If a share certificate has been lost, destroyed or stolen, the registered holder of that certificate should immediately contact the Depositary toll free at 1-800-663-9097 regarding the issuance of a replacement certificate upon the holder satisfying Westcoast's requirements relating to replacement certificates. This Letter should be completed as fully as possible and forwarded, together with a letter describing the loss, destruction or theft, to the Depositary. The Depositary will respond with the replacement requirements.

**9. Assistance**

The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will be able to assist you in completing this Letter.

**10. Substitute Form W-9 — U.S. Westcoast Shareholders**

In order to avoid "backup withholding" of United States income tax on payments made on the Westcoast Common Shares or with respect to Duke Energy Common Shares, a Westcoast Registered Shareholder that is a U.S. Holder must generally provide the person's correct taxpayer identification number ("TIN") on Substitute Form W-9 above and certify, under penalties of perjury, that such number is correct and that such Westcoast Registered Shareholder is not subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty of up to US$500 may be imposed on the Westcoast Registered

Shareholder that is a U.S. Holder by the IRS and payments made with respect to the Westcoast Common Shares or the Duke Energy Common Shares may be subject to backup withholding of 30%.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain "not-for-profit" organizations, and certain non-U.S. persons) are not subject to backup withholding. A Westcoast Registered Shareholder that is a U.S. Holder should consult his or her tax advisor as to the shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual's social security number. The "Awaiting TIN" box of the substitute Form W-9 may be checked if a Westcoast Registered Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the "Awaiting TIN" box is checked, the Westcoast Registered Shareholder that is a U.S. Holder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If a Westcoast Registered Shareholder that is a U.S. Holder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN within 60 days, such Westcoast Registered Shareholder will be subject to backup withholding at a rate of 30% until a TIN is provided.

**11. Substitute Form W-8BEN — Westcoast Shareholders that are Non-U.S. Holders**

Dividends paid to a Westcoast Registered Shareholder who is a Non-U.S. Holder with respect to Duke Energy Common Shares generally will be subject to withholding of United States federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is (a) effectively connected with the conduct of a trade or business of such Westcoast Registered Shareholder within the United States, or (b) if a tax treaty applies, is attributable to a United States permanent establishment of such Westcoast Registered Shareholder, in which cases the dividend will be taxed at ordinary United States federal income tax rates.

In order to claim a reduced rate of withholding under an applicable treaty, a Westcoast Registered Shareholder who is a Non-U.S. Holder must provide certain information and make certain certifications under penalties of perjury as to the person's status as a Non-U.S. Holder on Substitute Form W-8BEN above. Please read the instructions that follow relating to Substitute Form W-8BEN.

Substitute Form W-8BEN must be prepared by the "beneficial owner" of dividends for which the form is being provided. You are the "beneficial owner" of a dividend for which a reduced rate of withholding is claimed under an income tax treaty if you are required to take the dividends into account in computing your tax liability in your country of residence. You are not a beneficial owner of a dividend, however, to the extent that you are receiving the dividend as a nominee, agent or custodian, or to the extent you are a conduit whose participation in a transaction is disregarded under United States tax principles.

Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country's income tax. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are providing Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required under the treaty. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, your permanent residence address is where you maintain your principal office.

You are not required to provide a TIN. However, you may want to provide a TIN even though it is not required. A Form W-8BEN provided without a TIN generally will be valid for a period of three years after the date the form is signed. A Form W-8BEN provided with a TIN generally will be valid until a change of circumstances renders any information on the form incorrect.

n 9

## OFFICES OF THE DEPOSITARY,
## COMPUTERSHARE TRUST COMPANY OF CANADA

### TORONTO

**By Mail**

Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide Street E.
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions

**By Hand or Courier**

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Telephone: 416-981-9633
Toll Free: 1-800-663-9097

### VANCOUVER

**By Hand or Courier**

Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
V6C 3B6

Any questions and requests for assistance may be directed by Westcoast Registered Shareholders to the Depositary at the telephone numbers and locations above.

Westcoast Energy Inc.

# CIRCULAR EXCERPTS

These are the Circular Excerpts which accompany the Letter of Transmittal and Election Form mailed to Westcoast Registered Shareholders on February 5, 2002 in connection with the Arrangement to combine the businesses of Duke Energy and Westcoast.

| **Section** | **Page** |
|---|---|

## SECTION A

## TRANSACTION MECHANICS

**(excerpts from pages 33-35 of the Circular)**

### The Arrangement

*General*

The Combination Agreement provides for the acquisition of Westcoast by Exchangeco, an indirect subsidiary of Duke Energy, by way of a court-approved plan of arrangement under Section 192 of the CBCA, pursuant to which each Westcoast Shareholder (other than a Westcoast Shareholder who exercises his or her Dissent Rights and other than Duke Energy and its affiliates) may elect, subject to certain proration adjustments discussed below, as consideration for each Westcoast Common Share held:

1. Cdn$43.80 in cash;
2. a fraction of a Duke Energy Common Share equal to the Exchange Ratio;
3. a fraction of an Exchangeable Share equal to the Exchange Ratio; or
4. a combination of a fraction of a Duke Energy Common Share, a fraction of an Exchangeable Share and/or cash.

*Cash*

Each Westcoast Shareholder (other than Westcoast Shareholders who exercise their Dissent Rights and Duke Energy and its affiliates, if applicable) may elect to receive Cdn$43.80 cash for each Westcoast Common Share held. However, the aggregate cash to be paid to Westcoast Shareholders under the Arrangement may not exceed the Cash Available. If the aggregate amount of cash elected to be received by Westcoast Shareholders exceeds the Cash Available, the amount of cash payable to the Westcoast Shareholders electing to receive cash will be reduced pro rata on the basis of the Cash Available divided by the aggregate amount of cash elected by Westcoast Shareholders such that the aggregate amount of cash payable to the Westcoast Shareholders electing cash equals the Cash Available. To the extent cash elected by Westcoast Shareholders exceeds the Cash Available, Westcoast Shareholders who elected to receive cash will receive Exchangeable Shares or Duke Energy Common Shares based on the Exchange Ratio in lieu of the cash elected but not paid as a result of the proration provisions. Westcoast Shareholders who are not Canadian Residents will receive Duke Energy Common Shares for the balance of their consideration. Westcoast Shareholders who are Canadian Residents may make a secondary election at the time of their election to receive either Exchangeable Shares or Duke Energy Common Shares if the aggregate amount of cash elected by Westcoast Shareholders electing to receive cash exceeds the Cash Available. Westcoast Shareholders who are Canadian Residents and do not make valid secondary elections as described above will receive Exchangeable Shares.

*Duke Energy Common Shares and Exchangeable Shares*

Each Westcoast Shareholder (other than Westcoast Shareholders who exercise their Dissent Rights and Duke Energy and its affiliates, if applicable) may elect to receive a fraction of either an Exchangeable Share and/or a Duke Energy Common Share equal to the Exchange Ratio for each Westcoast Common Share held. Westcoast Shareholders who are not Canadian Residents, however, may not elect to receive Exchangeable Shares and any such election by a Westcoast Shareholder who is not a Canadian Resident will be deemed to be an election to receive Duke Energy Common Shares. In addition, the aggregate number of Exchangeable Shares and Duke Energy Common Shares to be paid to the Westcoast Shareholders under the Arrangement may not exceed the Shares Available. If the aggregate number of Exchangeable Shares and Duke Energy Common Shares elected to be received by Westcoast Shareholders exceeds the Shares Available, the number of Exchangeable Shares and Duke Energy Common Shares issuable to the Westcoast Shareholders electing to receive shares will be reduced pro rata on the basis of the Shares Available divided by the aggregate number of Exchangeable Shares and Duke Energy Common Shares elected by Westcoast Shareholders such that the aggregate number of Exchangeable Shares and Duke Energy Common Shares issuable to Westcoast Shareholders electing shares equals the Shares Available. To the extent the aggregate number of Exchangeable Shares and Duke Energy Common Shares elected by Westcoast Shareholders exceeds the Shares Available, Westcoast Shareholders who elect to receive shares will receive cash (based upon Cdn$43.80 per Westcoast Common Share) in lieu of the Exchangeable Shares or Duke Energy Common Shares such Westcoast Shareholders would have received but for the effect of the proration provisions.

*Non-Election Shares*

If a Westcoast Shareholder (other than Westcoast Registered Shareholders who exercise their Dissent Rights and Duke Energy and its affiliates, if applicable) fails to make a valid election by the Election Deadline to receive cash or shares as described above, the holder will receive cash, Exchangeable Shares, Duke Energy Common Shares or a combination of the foregoing based on the amount of cash remaining out of the Cash Available and the number of Exchangeable Shares and Duke Energy Common Shares remaining out of the Shares Available after giving effect to the valid elections made by all other Westcoast Shareholders. If the aggregate amount of cash validly elected by Westcoast Shareholders exceeds the Cash Available, each Westcoast Shareholder that fails to make a valid election will receive a fraction of an Exchangeable Share equal to the Exchange Ratio for each Westcoast Common Share held by such holder if the holder is a Canadian Resident or a fraction of a Duke Energy Common Shares equal to the Exchange Ratio for each Westcoast Common Share held by such holder if the holder is not a Canadian Resident. If the aggregate number of Exchangeable Shares and Duke Energy Common Shares validly elected by Westcoast Shareholders exceeds the Shares Available, each Westcoast Shareholder that fails to make a valid election will receive Cdn$43.80 for each Westcoast Common Share held. If neither the aggregate amount of cash validly elected by Westcoast Shareholders exceeds the Cash Available nor the aggregate number of Exchangeable Shares and Duke Energy Common Shares validly elected by Westcoast Shareholders exceeds the Shares Available, each Westcoast Shareholder that fails to make a valid election will receive a proportional allocation of cash and shares based on the amount of cash remaining out of the Cash Available and the number of shares remaining out of the Shares Available, in each case after giving effect to the valid elections made by Westcoast Shareholders. Such Westcoast Shareholders will receive their allocation of shares in Exchangeable Shares if the holder is a Canadian Resident or in Duke Energy Common Shares if the holder is not a Canadian Resident.

*Minimum and Maximum Exchange Ratio*

The Exchange Ratio will be determined by dividing Cdn$43.80 by the product of the Weighted Average Trading Price of Duke Energy Common Shares and a fixed currency exchange rate of Canadian dollars to U.S. dollars of 1.54. The Exchange Ratio is subject to a collar such that if the Weighted Average Trading Price of Duke Energy Common Shares is equal to or less than US$36.88, the Exchange Ratio will be fixed at 0.7711, and if the Weighted Average Trading Price of Duke Energy Common Shares is equal to or greater than US$46.48, the Exchange Ratio will be fixed at 0.6119. The Weighted Average Trading Price of Duke Energy Common Shares will be determined by the weighted average trading price of Duke Energy Common Shares during the 20 consecutive trading days ending two Business Days before the Effective Date.

The actual value of a fraction of an Exchangeable Share or a fraction of a Duke Energy Common Share issued in exchange for a Westcoast Common Share under the Arrangement may be more than, less than, or equal to the Cdn$43.80 in cash that may be elected under the Arrangement. The factors that could cause the value of such fraction of an Exchangeable Share or such fraction of a Duke Energy Common Share to differ from Cdn$43.80 include (i) the impact of the minimum and maximum Exchange Ratio described above, (ii) the difference in the actual currency exchange rate and the assumed currency exchange rate used for calculating the Exchange Ratio, and (iii) the difference between the Weighted Average Trading Price of Duke Energy Common Shares used to calculate the Exchange Ratio and the actual market price of such shares on the Effective Date.

*Fractional Shares*

No fractions of Exchangeable Shares or Duke Energy Common Shares will be issued in exchange for Westcoast Common Shares pursuant to the Arrangement and such fractional interests will not entitle the owner to exercise any rights as a shareholder of Exchangeco or Duke Energy. In lieu of any fractional securities, each holder otherwise entitled to a fraction of an Exchangeable Share or a Duke Energy Common Share will be entitled to receive a cash payment equal to the product of the fractional interest and the Weighted Average Trading Price of Duke Energy Common Shares.

*Westcoast Options*

At the Effective Time each Westcoast Option will be replaced by a Replacement Option to purchase Duke Energy Common Shares. The exchange of Westcoast Options into Replacement Options is fully described in the circular under "The Transaction — Arrangements Respecting Westcoast Options".

## SECTION B

## TAX CONSIDERATIONS TO WESTCOAST SECURITYHOLDERS

**(excerpts from pages 57-67 of the Circular)**

***Canadian Federal Income Tax Considerations to Westcoast Securityholders***

In the opinion of Torys, counsel for Westcoast, the following is an accurate summary of the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable to Westcoast Shareholders who, for purposes of the Canadian Tax Act, and at all relevant times, hold their Westcoast Common Shares, and will hold their Exchangeable Shares and Duke Energy Common Shares, as capital property and deal at arm's length with, and are not affiliated with, Westcoast, Duke Energy, Callco or Exchangeco, and to certain holders of Westcoast Options. This summary does not apply to a Westcoast Shareholder with respect to whom Duke Energy is or will be a "foreign affiliate" within the meaning of the Canadian Tax Act.

Westcoast Common Shares, Exchangeable Shares and Duke Energy Common Shares will generally be considered to be capital property of a shareholder unless held in the course of carrying on a business, in an adventure in the nature of trade or as "mark-to-market property" for purposes of the Canadian Tax Act. Canadian Resident Westcoast Shareholders whose Westcoast Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Canadian Tax Act to have the Westcoast Common Shares and every "Canadian security" (as defined in the Canadian Tax Act) owned by such Westcoast Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where a Westcoast Shareholder makes an election under section 85 of the Canadian Tax Act in respect of Westcoast Common Shares, as described below, the Exchangeable Shares received under the Arrangement may not be "Canadian securities" for this purpose. Westcoast Shareholders who do not hold their Westcoast Common Shares as capital property should consult their own tax advisors regarding their particular circumstances and, in the case of certain "financial institutions" (as defined in the Canadian Tax Act), the potential application to them of the "mark-to-market" rules in the Canadian Tax Act, as the following summary does not apply to such Westcoast Shareholders.

This summary is based on the Canadian Tax Act, the regulations thereunder and counsel's understanding of the current published administrative practices of the CCRA, all in effect as of the date of the Circular. This summary also takes into account all Tax Proposals, although no assurances can be given that the Tax Proposals will be enacted in the form presented, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in the Circular. No advance income tax ruling has been sought or obtained from the CCRA to confirm the tax consequences of any of the transactions described in the Circular.

**THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR WESTCOAST SECURITYHOLDER. WESTCOAST SECURITYHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.**

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Duke Energy Common Shares must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate generally at the time such amounts are received.

***Westcoast Shareholders Resident in Canada***

The following portion of the summary applies to a Westcoast Shareholder who is or is deemed to be a Canadian Resident and who will continue to be a Canadian Resident at all times while he or she holds Exchangeable Shares or Duke Energy Common Shares.

Under the Arrangement, a pro rata portion of the total amount of cash, the total number of Exchangeable Shares and/or the total number of Duke Energy Common Shares received by a Westcoast Shareholder will be allocated to every Westcoast Common Share held by that holder so that such holder will receive for each Westcoast Common Share held at the Effective Time the same combination of cash, Exchangeable Shares and/or Duke Energy Common Shares as received for every other Westcoast Common Share held by that holder at the Effective Time.

*Exchange of Westcoast Common Shares for Consideration Including Exchangeable Shares and Ancillary Rights*

*Non-Rollover Transaction.* A Westcoast Shareholder who exchanges Westcoast Common Shares for consideration including Exchangeable Shares and Ancillary Rights will, unless such Westcoast Shareholder makes a joint election under subsection 85(1) or 85(2) of the Canadian Tax Act as discussed below, be considered to have disposed of such Westcoast Common Shares for proceeds of disposition equal to the sum of (i) any cash consideration received on the exchange, (ii) the aggregate fair market value at the Effective Time of any Exchangeable Shares and any Duke Energy Common Shares received by the Westcoast Shareholder on the exchange and (iii) the fair market value at the Effective Time of the Ancillary Rights received by the Westcoast Shareholder on the exchange, and, as a result, the Westcoast Shareholder will in general realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Westcoast Shareholder of the shares. See "Taxation of Capital Gain or Capital Loss" below. The cost to a holder of Exchangeable Shares, Ancillary Rights and any Duke Energy Common Shares acquired on the exchange will be equal to the fair market value of such shares and rights at the Effective Time and, with respect to any Duke Energy Common Shares so acquired, will be averaged with the adjusted cost base of any other Duke Energy Common Shares held at that time by the Westcoast Shareholder as capital property (other than Duke Energy Common Shares considered to have been continually held by the Westcoast Shareholder since 1971) for purposes of determining the holder's adjusted cost base of such Duke Energy Common Shares.

*Rollover Transaction.* An Eligible Holder who exchanges Westcoast Common Shares for consideration including Exchangeable Shares and Ancillary Rights may make a joint election with Exchangeco pursuant to subsection 85(1) of the Canadian Tax Act (or, in the case of a Westcoast Shareholder that is a partnership, pursuant to subsection 85(2) of the Canadian Tax Act) and thereby obtain a full or partial tax deferral of capital gains otherwise arising on the exchange of such Westcoast Common Shares as described above under "Non-Rollover Transaction", depending on the Elected Amount and the adjusted cost base to the holder of the Westcoast Common Shares at the time of the exchange. So long as, at the Effective Time, the adjusted cost base to an Eligible Holder of the holder's Westcoast Common Shares, plus any reasonable costs of disposition, equals or exceeds the sum of (i) any cash consideration received on the exchange and (ii) the fair market value at the Effective Time of any Duke Energy Common Shares and/or Ancillary Rights acquired by such Westcoast Shareholder on the exchange, the Westcoast Shareholder may elect so as to not realize a capital gain for the purposes of the Canadian Tax Act on the exchange.

**In order to make an election, an Eligible Holder must provide to Duke Energy Investor Relations at P.O. Box 1005, Charlotte, North Carolina, U.S.A., 28201-1005 on behalf of Exchangeco two signed copies of the necessary election forms on or before 90 days after the Effective Date, duly completed with the details of the number of Westcoast Common Shares transferred, the consideration received on the exchange and the applicable Elected Amounts for the purposes of such elections.** In accordance with the Plan of Arrangement, subject to the election forms complying with the provisions of the Canadian Tax Act (or applicable provincial income tax law), the forms will be returned to such holders, signed by Exchangeco, for filing by the holder with the CCRA (or the applicable provincial tax authority). Certain provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. Exchangeco will also make a provincial joint election with an Eligible Holder under the provision of any relevant provincial income tax legislation with similar effect to subsection 85(1) or subsection 85(2) of the Canadian Tax Act, subject to the same limitations and conditions described in the Circular. **Eligible Holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority.** It will be the responsibility of each Eligible Holder who wishes to make such an election to obtain the necessary provincial election forms and to submit the forms to Duke Energy for execution by Exchangeco.

The relevant tax election form is CCRA form T2057 (or, in the event that the Westcoast Common Shares are held as partnership property, CCRA form T2058). For Eligible Holders required to file in Quebec, Quebec form

TP-518-V (or, in the event that the Westcoast Common Shares are held as partnership property, Quebec form TP-529-V) will also be required. A tax election package, consisting of the relevant tax election forms and a letter of instructions, may be obtained from the Depositary after the Effective Time. **An Eligible Holder interested in making an election should so indicate on the Letter of Transmittal and Election Form in the space provided and a tax election package will be sent to the holder.**

Where Westcoast Common Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of the CCRA election form T2057 (and where applicable, the corresponding Quebec form with the Quebec taxation authorities) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where the Westcoast Common Shares are held as partnership property, a partner designated by the partnership must file one copy of the CCRA election form T2058 on behalf of all members of the partnership (and where applicable, the corresponding form in duplicate with the Quebec taxation authorities). The CCRA election form T2058 (and Quebec form, if applicable) must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner as well as the letter signed by each partner authorizing the designated partner to complete and file the form.

In general, when an election is made, the Elected Amount must comply with the following rules for those Westcoast Common Shares that are the subject of the election:

1. The Elected Amount may not be less than the sum of (i) any cash consideration received and (ii) the fair market value at the Effective Time of any Duke Energy Common Shares and/or Ancillary Rights acquired on the exchange.
2. The Elected Amount may not be less than the lesser of the adjusted cost base to the holder of the holder's Westcoast Common Shares exchanged, determined immediately before the Effective Time, and the fair market value of the Westcoast Common Shares at that time.
3. The Elected Amount may not exceed the fair market value of the Westcoast Common Shares at the Effective Time.

Where an Eligible Holder and Exchangeco make an election, the tax treatment to the Eligible Holder generally will be as follows:

1. The Eligible Holder's Westcoast Common Shares will be deemed to have been disposed of for proceeds of disposition equal to the Elected Amount.
2. If the deemed proceeds of disposition of the Eligible Holder's Westcoast Common Shares are equal to the aggregate of the adjusted cost base to the Eligible Holder of the Eligible Holder's Westcoast Common Shares, determined immediately before the Effective Time, and any costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder.
3. To the extent that the deemed proceeds of disposition of the Westcoast Common Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the holder and any costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss).
4. The cost to the Eligible Holder of any Duke Energy Common Shares or Ancillary Rights received on the exchange will be equal to the fair market value thereof at the Effective Time and the cost to a holder of Exchangeable Shares received on the exchange will be equal to the amount by which the deemed proceeds of disposition of Westcoast Common Shares exchanged by the holder exceeds the amount of any cash and the fair market value at the Effective Time of any Duke Energy Common Shares and Ancillary Rights received on the exchange.

Exchangeco will make an election under section 85 of the Canadian Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder who receives Exchangeable Shares under the Arrangement, at the amount selected by the Eligible Holder subject to the limitations set out in the Canadian Tax Act (and any applicable provincial tax legislation). Duke Energy, Westcoast, Exchangeco and the Depositary will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Exchangeco agrees only to execute any properly completed election and to forward the election by mail (within 30 days after the receipt of the election by Duke Energy) to the Eligible Holder. **With the exception of execution of the election by Exchangeco, compliance with the requirements**

**of a valid election will be the sole responsibility of the Eligible Holder making the election.** Accordingly, none of Duke Energy, Westcoast, Exchangeco or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election or to properly file it within the time, and in the form, prescribed under the Canadian Tax Act (or the corresponding provisions of any applicable provincial legislation).

In order for the CCRA (and where applicable the Ministère du Revenu du Québec) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the required tax election forms must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Exchangeco or the Eligible Holder is required to file an income tax return for the taxation year in which the Effective Date occurs. Exchangeco's taxation year is scheduled to end on December 31 of each year. Thus, where the Effective Date occurs in 2002, the tax election will, in the case of an Eligible Holder who is an individual, generally have to be received by the revenue authorities by April 30, 2003 (being generally the last day for filing the tax returns for the 2002 taxation year of individuals). Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. **However, regardless of such deadline, the tax election forms of an Eligible Holder must be received by Duke Energy for execution by Exchangeco no later than 90 days after the Effective Date.** Certain Eligible Holders may be required to forward their tax election forms to Duke Energy before that date to avoid late filing penalties.

**Any Eligible Holder who does not ensure that Duke Energy has received two duly completed tax election forms on or before the ninetieth day after the Effective Date, will not be able to benefit from the rollover provisions of the Canadian Tax Act. Accordingly, all Eligible Holders who wish to enter into an election with Exchangeco should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the Letter of Transmittal and Election Form. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CCRA for further information respecting the election. The comments in the Circular with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make the election should consult their own tax advisors.**

For these purposes, a Westcoast Shareholder will be required to determine the fair market value of the Ancillary Rights received on the exchange on a reasonable basis for purposes of the Canadian Tax Act. CIBC World Markets has advised Westcoast and its counsel that CIBC World Markets is of the view that the Ancillary Rights have nominal value. The tax election forms will be executed by Exchangeco on the basis that the fair market value of the Ancillary Rights is a nominal amount per Exchangeable Share issued on the exchange, to be determined by Exchangeco. This amount will be provided to Westcoast Shareholders in the letter of instructions included in the tax election package. Such determinations of value are not binding on the CCRA and legal counsel for Westcoast expresses no opinion on such matters of factual determination.

*Exchange of Westcoast Common Shares for Cash, Duke Energy Common Shares or any Combination of Cash and Duke Energy Common Shares*

A Westcoast Shareholder who exchanges Westcoast Common Shares for cash consideration, Duke Energy Common Shares or any combination of cash consideration and Duke Energy Common Shares will be considered to have disposed of such Westcoast Common Shares for proceeds of disposition equal to the sum of (i) any cash consideration received on the exchange and (ii) the fair market value at the Effective Time of any Duke Energy Common Shares acquired by such Westcoast Shareholder on the exchange and, as a result, the Westcoast Shareholder will in general realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Westcoast Shareholder of such shares. See "Taxation of Capital Gain or Capital Loss" below. The cost to a Westcoast Shareholder of Duke Energy Common Shares acquired on the exchange will be equal to the fair market value of the Duke Energy Common Shares at the Effective Time, and will be averaged with the adjusted cost base of any other Duke Energy Common Shares held at that time by the Westcoast Shareholder as capital property (other than Duke Energy Common Shares considered to have been continually held by the Westcoast Shareholder since 1971) for the purposes of determining the holder's adjusted cost base of such Duke Energy Common Shares.

*Call Rights*

CIBC World Markets has advised Westcoast and its legal counsel that CIBC World Markets is of the view that the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right have nominal value. Accordingly, no amount should be allocated to the Call Rights. Such determinations of value are not binding on the CCRA and Westcoast's legal counsel expresses no opinion on such matters of factual determination. Provided that the view with respect to such Call Rights is correct, no Westcoast Shareholder should realize a gain at the time that the Call Rights are granted.

*Dividends*

*Dividends on Exchangeable Shares.* In the case of a Westcoast Shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the Westcoast Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Subject to the discussion below as to the denial of the dividend deduction, in the case of a Westcoast Shareholder that is a corporation, other than a "specified financial institution" as defined in the Canadian Tax Act, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income.

In the case of a Westcoast Shareholder that is a specified financial institution, such dividends will not be deductible in computing its taxable income unless either (i) the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution or (ii) at the time of the receipt of the dividend by the specified financial institution, the Exchangeable Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSE on which the Exchangeable Shares are expected to be listed) and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive (or is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding Exchangeable Shares.

If Duke Energy or any other person with whom Duke Energy does not deal at arm's length (including Exchangeco) is a specified financial institution at the time that dividends are paid on the Exchangeable Shares, subject to the exemption described below, dividends received or deemed to be received by a Westcoast Shareholder that is a corporation will not be deductible in computing taxable income but will be fully included in taxable income under Part I of the Canadian Tax Act. Duke Energy has advised counsel that immediately after the Effective Time it will be a specified financial institution for purposes of the Canadian Tax Act. This denial of the dividend deduction for a Westcoast Shareholder that is a corporation will not apply if, at the time the dividends are received or deemed to be received, the Exchangeable Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSE on which the Exchangeable Shares are expected to be listed), Duke Energy and Callco are "related" to Exchangeco for the purposes of the Canadian Tax Act and dividends are not paid to the recipient (together with persons with whom the recipient does not deal at arm's length or any trust or partnership of which the recipient or any such person is a beneficiary or member) in respect of more than 10% of the issued and outstanding Exchangeable Shares held by persons other than Duke Energy and its affiliates.

A Westcoast Shareholder that is a "private corporation" (as defined in the Canadian Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the Westcoast Shareholder's taxable income. A Westcoast Shareholder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6⅔% on dividends or deemed dividends that are not deductible in computing taxable income.

The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Canadian Tax Act. Dividends received or deemed to be received on the Exchangeable Shares will not be subject to the 10% tax under Part IV.I of the Canadian Tax Act.

*Dividends on Duke Energy Common Shares.* Dividends on Duke Energy Common Shares will be included in the recipient's income for the purposes of the Canadian Tax Act. Such dividends received by a Westcoast Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian

Tax Act. A Westcoast Shareholder that is a corporation will include such dividends in computing its income and will not be entitled to deduct the amount of the dividends in computing its taxable income. A Westcoast Shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6⅔% on such dividends. Any United States non-resident withholding tax on these dividends generally will be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Tax Act.

*Redemption or Exchange of Exchangeable Shares.* On the redemption (including a retraction) of an Exchangeable Share by Exchangeco, the holder of that Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the Exchangeable Share Price exceeds the paid-up capital (for purposes of the Canadian Tax Act) at the time of the redemption of the Exchangeable Share. The amount of any such deemed dividend will be subject to the tax treatment described above under "Dividends — Dividends on Exchangeable Shares". In the case of a Westcoast Shareholder that is a corporation, in some circumstances the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. On the redemption, the holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the Exchangeable Share Price less the amount of such deemed dividend. A holder will in general realize a capital gain (or a capital loss) equal to the amount by which the adjusted cost base to the holder of the Exchangeable Share is less than (or exceeds) such proceeds of disposition, net of any reasonable costs of disposition. See "Taxation of Capital Gain or Capital Loss" below.

On the exchange of an Exchangeable Share by the holder with Callco or Duke Energy for Duke Energy Common Shares, the holder will in general realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, the proceeds of disposition will be the Exchangeable Share Price, less any amount paid in satisfaction of declared and unpaid dividends owed to the holder by Exchangeco. See "Taxation of Capital Gain or Capital Loss" below.

On October 18, 2000 the Minister of Finance announced that the Department of Finance will consider future amendments to the Canadian Tax Act to allow holders of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax-deferred basis. It is possible that these Tax Proposals, if enacted into law, could, from the time any such change takes effect, allow a holder of Exchangeable Shares to exchange such shares for Duke Energy Common Shares on a tax-deferred basis. However, no specifics have been announced regarding what the requirements for such treatment may be.

**Because of the existence of the Call Rights, the Exchange Right and the Automatic Exchange Right, a holder of Exchangeable Shares cannot control whether the holder will receive Duke Energy Common Shares by way of redemption (including a retraction) of the Exchangeable Shares by Exchangeco or by way of purchase of the Exchangeable Shares by Duke Energy or Callco. As described above, the Canadian federal income tax consequences of a redemption (including a retraction) differ from those of a purchase.**

*Disposition of Exchangeable Shares other than on Redemption or Exchange*

A disposition or deemed disposition of Exchangeable Shares by a holder, other than on the redemption or exchange of the shares, will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those Exchangeable Shares immediately before the disposition. See "Taxation of Capital Gain or Capital Loss" below.

*Acquisition and Disposition of Duke Energy Common Shares*

The cost of Duke Energy Common Shares received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Duke Energy Common Shares at the time of such event and will be averaged with the adjusted cost base of any other Duke Energy Common Shares held at that time by the holder as capital property (other than Duke Energy Common Shares considered to have been continually held by the holder since 1971) for the purpose of determining the holder's adjusted cost base of such Duke Energy Common Shares.

A disposition or deemed disposition of Duke Energy Common Shares by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Duke Energy Common Shares immediately before the disposition. See "Taxation of Capital Gain or Capital Loss" below.

*Taxation of Capital Gain or Capital Loss*

One-half of any capital gain (the "taxable capital gain") realized by a Westcoast Shareholder will be included in the Westcoast Shareholder's income for the year of disposition. One-half of any capital loss (the "allowable capital loss") realized may be deducted by the holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Westcoast Shareholder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Canadian Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Canadian Tax Act. A Westcoast Shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6⅔% on taxable capital gains.

If the Westcoast Shareholder or holder of an Exchangeable Share is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of any such share may be reduced by the amount of dividends received or deemed to have been received by it on the share to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Westcoast Common Shares or Exchangeable Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

*Foreign Property Information Reporting*

A holder who is a "specified Canadian entity" (as defined in the Canadian Tax Act) may be required to file an information return relating to any "specified foreign property" (as defined in the Canadian Tax Act) (which includes the Duke Energy Common Shares, the Exchangeable Shares and the Ancillary Rights) owned by the holder. Holders are advised to consult their tax advisors.

*Foreign Investment Entity Draft Legislation*

Draft legislation regarding the taxation of investments in "foreign investment entities" was released on August 2, 2001. In general, where the draft legislation applies, a holder of an interest in a foreign investment entity generally will be required to take into account in computing income changes in the value of that interest for taxation years commencing after 2001. A corporation is not a foreign investment entity if the "carrying value" of all of its "investment property" is not greater than one-half of the "carrying value" of all of its property or if its principal business is not an "investment business" within the meaning of those terms in the draft legislation. Duke Energy has advised Westcoast's legal counsel that it believes that it is not currently a "foreign investment entity" within the meaning of the draft legislation, however, no assurances can be given in this regard or as to its status in the future. In any event, in general, these proposed rules will not apply to Duke Energy Common Shares or Exchangeable Shares so long as the Duke Energy Common Shares are widely held and actively traded and listed on a prescribed stock exchange, unless it is reasonable to conclude that the holder had a tax avoidance motive for the acquisition of the shares in the terms contemplated by the draft legislation.

*Dissenting Shareholders*

A Dissenting Shareholder who receives the fair value of the Dissenting Shareholder's Westcoast Common Shares together with interest thereon, will be required to include the amount of interest as income and will be considered to have disposed of the Westcoast Common Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder less the amount of any interest awarded by the court. Such a disposition of Westcoast Common Shares by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those Westcoast Common Shares immediately before the disposition. See "Taxation of Capital Gain or Capital Loss" above.

### *Westcoast Shareholders Not Resident in Canada*

The following portion of the summary is applicable to a Non-Resident Westcoast Shareholder. A Non-Resident Westcoast Shareholder for which Westcoast Common Shares are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the disposition of Westcoast Common Shares. Generally, Westcoast Common Shares will not be taxable Canadian property of a Non-Resident Westcoast Shareholder at a particular time provided that (i) the holder does not use or hold such shares in connection with carrying on a business in Canada, (ii) where the holder is an insurer, the shares are not designated insurance property, and (iii) the shares are listed on a prescribed stock exchange (which includes the TSE) and the holder, alone or together with persons with whom the holder does not deal at arm's length, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of Westcoast at any time within the five year period immediately preceding the particular time. Even if the Westcoast Common Shares are taxable Canadian property of a Non-Resident Westcoast Shareholder, the holder nonetheless may be exempt from tax under an applicable income tax convention.

Where a Non-Resident Westcoast Shareholder receives interest consequent upon the exercise of Dissent Rights (see "Westcoast Shareholders Resident in Canada — Dissenting Shareholders" above), such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

### *Holders of Westcoast Options Resident in Canada*

The following portion of this summary is applicable to holders of Westcoast Options who are or are deemed to be Canadian Residents, who are current or former employees of Westcoast (or any of Westcoast's subsidiaries), who deal at arm's length with such corporation and who received their Westcoast Options in respect of, in the course of, or by virtue of, such employment and at a time when Westcoast was not a "Canadian-controlled private corporation" within the meaning of the Canadian Tax Act.

#### *Exercise of Westcoast Options*

Holders of Westcoast Options who exercise their Westcoast Options prior to the Effective Time will be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to a holder's decision as to whether to exercise his or her Westcoast Options prior to the Effective Time. Holders of Westcoast Options who are considering the exercise of their Westcoast Options should consult their own tax advisors to determine the tax consequences to them of the exercise.

#### *Receipt of Replacement Options by Holders of Westcoast Options*

The terms of the Arrangement provide that Westcoast Options which are not exercised prior to the Effective Time will be exchanged for Replacement Options. Provided that the difference between the value of the Duke Energy Common Shares available to the holder under the Replacement Option immediately after the exchange and the amount payable by the holder under the Replacement Option to acquire the Duke Energy Common Shares does not exceed the difference between the value of the Westcoast Common Shares available to the holder under the Westcoast Option immediately before the exchange and the amount payable by the holder under the Westcoast Option to acquire such Westcoast Common Shares, a holder of a Westcoast Option whose option is exchanged solely for a Replacement Option will not realize income on the exchange. If there is no such excess difference in value, for purposes of the Canadian Tax Act, the holder will be deemed not to have disposed of the Westcoast Option, and the Replacement Option will be deemed to be the same as, and a continuation of, the prior Westcoast Option. In the event, however, that there is such an excess difference in value, the holder will be treated as having disposed of the Westcoast Option, and may be required to include in income under the Canadian Tax Act in the taxation year of the disposition the value of the Replacement Option. Holders of Westcoast Options should consult their own tax advisors regarding the advisability of increasing the exercise price of Replacement Options on or before the Effective Time to avoid such an excess difference in value arising.

## United States Federal Income Tax Considerations to Westcoast Shareholders

The following is a summary of the material United States federal income tax considerations applicable to U.S. Holders who receive Duke Energy Common Shares and/or cash and Non-U.S. Holders who receive Exchangeable Shares, Duke Energy Common Shares, cash, or a combination thereof, pursuant to the Arrangement.

This summary does not discuss all United States federal income tax considerations that may be relevant to Holders in light of their particular circumstances or to certain Holders that may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold Westcoast Common Shares as part of a straddle, hedging, constructive sale or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar and Holders who acquired such shares through exercise of employee stock options or otherwise as compensation for services). This summary is limited to Holders who hold their Westcoast Common Shares as capital assets and does not consider the tax treatment of Holders who hold Westcoast Common Shares through a partnership or other pass-through entity. Furthermore, this summary does not discuss aspects of United States federal income taxation that may be applicable to holders of Replacement Options resulting from the Arrangement, nor does it address any aspects of foreign, state or local taxation. This summary is based on current provisions of the Code, existing, temporary and proposed regulations promulgated under the Code and administrative and judicial interpretations of the Code, all of which are subject to change, possibly with retroactive effect. No advance income tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described in the Circular.

**HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ARRANGEMENT.**

***U.S. Holders***

The following discussion applies only to U.S. Holders who receive Duke Energy Common Shares and/or cash in exchange for their Westcoast Common Shares. The discussion does not address U.S. Holders who are Canadian Resident Westcoast Shareholders and who elect to receive Exchangeable Shares pursuant to the Arrangement. Such U.S. Holders should consult their tax advisors concerning the United States tax consequences of the receipt, ownership and disposition of the Exchangeable Shares, including the exchange of Exchangeable Shares for Duke Energy Common Shares.

*Exchange of Westcoast Common Shares*

The exchange of Westcoast Common Shares for Duke Energy Common Shares, cash or a combination of Duke Energy Common Shares and cash pursuant to the Arrangement will be a taxable exchange for United States federal income tax purposes. Consequently, a U.S. Holder will recognize a gain or loss equal to the difference between the U.S. Holder's basis in its Westcoast Common Shares and the sum of (a) the fair market value on the date of the exchange of the Duke Energy Common Shares received in the exchange and (b) the amount of cash received. In the case of a U.S. Holder who dissents from the Arrangement, the gain or loss will be equal to the difference between the amount of cash received (including the amount of any Canadian withholding tax) and the U.S. Holder's basis in its Westcoast Common Shares surrendered in the exchange. Assuming Westcoast was not at any relevant time classified as a PFIC, as defined below under "Passive Foreign Investment Company Considerations", gain or loss on the exchange of Westcoast Common Shares will be a capital gain or loss if such shares were held by a U.S. Holder as a capital asset, and will be a long-term capital gain or loss if the U.S. Holder had held its Westcoast Common Shares for more than one year at the time of the exchange. Any long-term capital gain recognized by a non-corporate U.S. Holder will be subject to federal income tax at a maximum rate of 20%. The tax basis of Duke Energy Common Shares received by a U.S. Holder will be equal to the fair market value of such shares on the Effective Date.

*Passive Foreign Investment Company Considerations*

For United States federal income tax purposes, a corporation is classified as a passive foreign investment company ("PFIC") for each taxable year in which either (i) 75% or more of its income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50% or more in value of its assets produce passive income or are held for the production of passive income. For purposes of applying these tests, a corporation is deemed to own the assets and receive the gross income of its significant subsidiaries. Special rules apply to shareholders of a corporation that is classified as a PFIC during any taxable year which could result in the imposition of additional tax and an interest charge when shares of such corporation are disposed of.

While there can be no assurance with respect to the classification of Westcoast as a PFIC, Westcoast believes that it did not constitute a PFIC during any taxable year ending prior to the consummation of the Arrangement. U.S. Holders are urged to consult their tax advisors regarding the potential application of the PFIC rules.

*Dividends on Duke Energy Common Shares*

A U.S. Holder of Duke Energy Common Shares generally will be required to include in gross income as ordinary income dividends paid on Duke Energy Common Shares to the extent paid out of Duke Energy's current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions on Duke Energy Common Shares to a U.S. Holder in excess of such earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis for such shares and, to the extent in excess of adjusted basis, as capital gain. Dividends on Duke Energy Common Shares generally should qualify for the dividends received deduction applicable to U.S. corporations.

***Non-U.S. Holders***

*Exchange of Westcoast Common Shares*

Non-U.S. Holders will not be subject to United States federal income tax on gain realized as a result of an exchange of Westcoast Common Shares for Exchangeable Shares, Duke Energy Common Shares, cash or a combination of the foregoing pursuant to the Arrangement, unless the gain, if any, is effectively connected with a United States trade or business of the Non-U.S. Holder or, in the case of gain realized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

*Exchangeable Shares*

*Dividends on Exchangeable Shares.* Duke Energy intends to take the position that dividends received by a Non-U.S. Holder on Exchangeable Shares should not be subject to United States withholding tax, and therefore Duke Energy does not intend to withhold any amounts in respect of such tax from such dividends. The IRS may, however, assert that United States withholding tax is payable with respect to dividends paid on the Exchangeable Shares to Non-U.S. Holders. As a result, Non-U.S. Holders of Exchangeable Shares could be subject to United States withholding tax at a rate of 30%. The withholding rate may be reduced by an applicable income tax treaty in effect between the United States and the Non-U.S. Holder's country of residence. Under the United States — Canada Income Tax Treaty, a maximum rate of 15% applies to dividends paid by U.S. corporations to residents of Canada.

*Sale or Exchange of Exchangeable Shares.* A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized on the sale or exchange of Exchangeable Shares, including the exchange of Exchangeable Shares for Duke Energy Common Shares, unless the gain is effectively connected with a United States trade or business of the Non-U.S. Holder or, in the case of a gain realized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

*Duke Energy Common Shares*

*Dividends on Duke Energy Common Shares.* Dividends paid to a Non-U.S. Holder of Duke Energy Common Shares generally will be subject to withholding of United States federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is (a) effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, or (b) if a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, in which cases the dividend will be taxed at ordinary United States federal income tax rates. If the Non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax". A Non-U.S. Holder will be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding tax described above.

*Sale or Exchange of Duke Energy Common Shares.* A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized on the sale or exchange of Duke Energy Common Shares unless (a) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (b) in the case of a gain realized by an individual Non-U.S. Holder the individual is present in the United States for

183 days or more during the taxable year of disposition and certain other conditions are satisfied, or (c) the Non-U.S. Holder has owned (actually or constructively) more than 5% of the outstanding Duke Energy Common Shares.

*Backup Withholding and Information Reporting*

*U.S. Holders.* U.S. Holders are generally subject to information reporting requirements and back-up withholding with respect to proceeds paid on the disposition of Westcoast Common Shares or Duke Energy Common Shares and dividends paid on Duke Energy Common Shares. Back-up withholding will not apply if the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

*Non-U.S. Holders.* Non-U.S. Holders are generally subject to information reporting requirements with respect to dividends paid by Duke Energy to Non-U.S. Holders and any tax withheld with respect to such dividends. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Non-U.S. Holders will be subject to backup withholding unless applicable certification requirements are met. Payment of the proceeds of a sale of Duke Energy Common Shares within the United States or through certain U.S. brokers is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury as to his or its status as a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person) or otherwise establishes an exemption.

Backup withholding tax is not a separate tax. Any amounts withheld under the backup withholding rules are generally allowable as a credit against a stockholder's United States federal income tax liability (if any), which may entitle the stockholder to a refund, provided that the required information is furnished to the IRS.

The discussion of United States federal income tax consequences set forth above is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a Holder. Each Holder is strongly encouraged to consult its tax advisor to determine the particular tax consequences to it of the Arrangement, including the application and effect of United States federal, state, local and foreign tax laws.

## SECTION C

## GLOSSARY OF CERTAIN TERMS

### (excerpts from pages 15-24 of the Circular)

Unless the context otherwise requires, the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

**"affiliate"** has the meaning set out in the Securities Act, unless otherwise expressly stated in this Circular;

**"Ancillary Rights"** means the Automatic Exchange Right, the Exchange Right and the Voting Rights;

**"Arrangement Resolution"** means the special resolution of the Westcoast Securityholders concerning the Arrangement set out in Appendix A to the Circular;

**"Automatic Exchange Right"** means the benefit of Duke Energy's obligation, upon the occurrence of a Liquidation Event, to effect the automatic exchange of Exchangeable Shares for Duke Energy Common Shares pursuant to the Voting and Exchange Trust Agreement;

**"Beneficiary"** means a registered holder from time to time of Exchangeable Shares, other than Duke Energy and its affiliates;

**"Business Day"** means any day on which commercial banks are generally open for business in New York, New York and Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the laws of the State of New York or the federal laws of the United States of America or in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada;

**"Callco"** means 3058368 Nova Scotia Company, an unlimited liability company existing under the laws of the Province of Nova Scotia and an indirect wholly-owned subsidiary of Duke Energy;

**"Call Rights"** means, collectively, the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right;

**"Canadian Dollar Equivalent"** means, in respect of an amount expressed in a currency other than Canadian dollars at any date, the product obtained by multiplying such foreign currency amount by the Currency Exchange Rate on such date;

**"Canadian Resident"** means a resident of Canada for purposes of the Canadian Tax Act;

**"Canadian Tax Act"** means the *Income Tax Act* (Canada) and the regulations promulgated thereunder, in each case as amended;

**"Cash Available"** means the Maximum Cash Consideration less the product of (a) the number of Westcoast Common Shares held by Dissenting Shareholders as of the Effective Time, if any and (b) Cdn$43.80;

**"CCRA"** means the Canada Customs and Revenue Agency;

**"CIBC World Markets"** means CIBC World Markets Inc.;

**"Circular"** means the notice of special meeting and this management proxy circular relating to the Meeting, together with all Appendices to this management proxy circular and the information contained on the accompanying CD-ROM;

**"Code"** means the United States Internal Revenue Code of 1986, as amended;

**"Combination Agreement"** means the amended and restated agreement dated as of September 20, 2001 between Duke Energy, Callco, Exchangeco and Westcoast, a copy of which is enclosed on the CD-ROM accompanying the Circular, as amended, supplemented and/or restated prior to the Effective Date, providing for, among other things, the Arrangement;

**"Court"** means the Supreme Court of British Columbia;

**"Currency Exchange Rate"** means the noon spot rate of exchange on a particular date for a foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot rate of exchange is not available, the spot rate of exchange on that date for the foreign currency expressed in Canadian dollars as may be deemed by the Duke Energy Board of Directors to be appropriate for such purpose;

**"Current Market Price of a Duke Energy Common Share"** means, on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of Duke Energy Common Shares during a period of 20 consecutive trading days ending two trading days before such date on the NYSE, or, if the Duke Energy Common Shares are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the Duke Energy Common Shares are listed or quoted, as may be selected by the Duke Energy Board of Directors for that purpose; provided, however, that if in the opinion of the Duke Energy Board of Directors the public distribution or trading activity of Duke Energy Common Shares during such period does not create a market which reflects the fair market value of a Duke Energy Common Share, the Current Market Price of a Duke Energy Common Share will be determined by the Duke Energy Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Duke Energy Board of Directors will be conclusive and binding;

**"Depositary"** means Computershare Trust Company of Canada;

**"Director"** means the Director pursuant to Section 260 of the CBCA;

**"Dissent Procedures"** means the dissent procedures described in the Circular under the heading "Dissenting Shareholder Rights";

**"Dissent Rights"** means the rights of a Westcoast Registered Shareholder to dissent from the Arrangement Resolution in compliance with the Dissent Procedures;

**"Dissenting Shareholder"** means a Westcoast Registered Shareholder who exercises the Dissent Rights in strict compliance with the Dissent Procedures;

**"Distribution Date"** has the meaning assigned to such term in the Duke Energy Rights Agreement;

**"Duke Energy Average Price"** means 1.54 multiplied by the Weighted Average Trading Price of Duke Energy Common Shares, expressed to the fourth decimal point;

**"Duke Energy Board of Directors"** means the board of directors of Duke Energy;

**"Duke Energy Common Shares"** means the shares of common stock, no par value per share, in the capital of Duke Energy and any other securities into which such shares may be changed;

**"Duke Energy Rights Agreement"** means the Rights Agreement dated as of December 17, 1998 between Duke Energy and The Bank of New York, as rights agent;

**"Effective Date"** means the date shown on the certificate of arrangement issued by the Director under the CBCA giving effect to the Arrangement, provided that such date occurs on or prior to September 20, 2002, or such later date as may be agreed upon by Westcoast and Duke Energy;

**"Effective Time"** means 12:01 a.m. (Vancouver time) on the Effective Date;

**"Elected Amount"** means the amount selected by an Eligible Holder to be the proceeds of disposition of the Westcoast Common Shares in an election made pursuant to Section 85 of the Canadian Tax Act;

**"Exchange Ratio"** means, subject to adjustment, if any, as provided in Section 2.4 of the Plan of Arrangement, the number, calculated to four decimal places, equal to Cdn$43.80 divided by the Duke Energy Average Price; provided that if the Weighted Average Trading Price of Duke Energy Common Shares is equal to or less than US$36.88, the Exchange Ratio will be 0.7711, and if the Weighted Average Trading Price of Duke Energy Common Shares is equal to or greater than US$46.48, the Exchange Ratio will be 0.6119;

**"Exchange Right"** means the exchange right granted to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries, upon the occurrence and during the continuance of an Insolvency Event, to require Duke Energy to purchase from each and any Beneficiary all or any part of the Exchangeable Shares held by the Beneficiary and the Automatic Exchange Rights for a purchase price equal to the Exchangeable Share Price on the last Business Day prior to the day of closing of the purchase and sale of any Exchangeable Shares under the Exchange Right, pursuant to the Voting and Exchange Trust Agreement;

**"Exchangeable Share Price"** means, for each Exchangeable Share, an amount equal to the aggregate of:

(i) the Current Market Price of a Duke Energy Common Share; plus

(ii) an additional amount equal to the full amount of all cash dividends declared, payable and unpaid, on the Exchangeable Share to which the holder of the Exchangeable Share is entitled pursuant to the dividend trading rules of any stock exchange on which the Exchangeable Shares then trade; plus

(iii) an additional amount equal to the full amount of all dividends declared and payable or paid on Duke Energy Common Shares which have not been declared or paid on Exchangeable Shares in accordance with the Exchangeable Share Provisions; plus

(iv) an additional amount representing the full amount of all non-cash dividends declared, payable and unpaid, on the Exchangeable Share to which the holder of the Exchangeable Share is entitled pursuant to the dividend trading rules of any stock exchange on which the Exchangeable Shares then trade;

**"Exchangeable Share Provisions"** means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, substantially as set out in Appendix 1 to the Plan of Arrangement;

**"Exchangeable Shares"** means the non-voting exchangeable shares in the capital of Exchangeco, having the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions;

**"Exchangeco"** means 3946509 Canada Inc., a corporation existing under the laws of Canada and a subsidiary of Callco and which is expected to be renamed Duke Energy Canada Exchangeco Inc. prior to the Effective Time;

**"Final Order"** means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

**"Governmental Entity"** means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

**"Holders"** means, collectively, U.S. Holders and Non-U.S. Holders;

**"Insolvency Event"** means (i) the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Exchangeco to the institution of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and Exchangeco's failure to contest in good faith such proceedings commenced in respect of Exchangeco within 30 days of becoming aware of the proceedings, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver, or (iii) the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they become due, or (iv) Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.6 of the Exchangeable Share Provisions;

**"IRS"** means the United States Internal Revenue Service;

**"Liquidation Call Right"** means the overriding right of Callco, in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Duke Energy and its affiliates) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder for a purchase price per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date, pursuant to the Plan of Arrangement;

**"Liquidation Date"** means the effective date of the liquidation, dissolution or winding-up of Exchangeco or any distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs;

**"Liquidation Event"** means (i) any determination by the Duke Energy Board of Directors to institute voluntary liquidation, dissolution, or winding-up proceedings with respect to Duke Energy or to effect any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution, or (ii) receipt by Duke Energy of notice of, or Duke Energy otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Duke Energy or to effect any other distribution of assets of Duke Energy among its shareholders for the purpose of winding-up its affairs, in each case where Duke Energy has failed to contest in good faith any such proceeding commenced in respect of Duke Energy within 30 days of becoming aware of the proceeding;

**"Maximum Cash Consideration"** means the amount equal to Cdn$21.90 multiplied by the aggregate number of Westcoast Common Shares outstanding immediately prior to the Effective Time (other than Westcoast Common Shares held by Duke Energy or any of its affiliates);

**"Non-Resident Westcoast Shareholder"** means a Westcoast Shareholder who, at the Effective Time, for purposes of the Canadian Tax Act and any applicable income tax convention, is not and has not been resident or deemed to be resident in Canada at any time while the Westcoast Shareholder has held Westcoast Common Shares;

**"Non-U.S. Holder"** means any beneficial owner of Westcoast Common Shares other than a U.S. Holder;

**"NYSE"** means The New York Stock Exchange;

**"person"** includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

**"Plan of Arrangement"** means the plan of arrangement proposed under Section 192 of the CBCA attached as Appendix F to the Circular, as amended or varied in accordance with its terms or the terms of the Combination Agreement or at the direction of the Court in the Final Order;

**"Redemption Call Right"** means the overriding right of Callco to purchase from all but not less than all of the holders of Exchangeable Shares (other than Duke Energy and its affiliates) on the Redemption Date all but not less than all of the Exchangeable Shares held by each holder in exchange for the Redemption Price, as set out in the Plan of Arrangement;

**"Redemption Date"** means the earlier of (a) the day immediately preceding a Distribution Date or (b) the date, if any, established by the board of directors of Exchangeco for the redemption by Exchangeco, pursuant to the Exchangeable Share Provisions, of all but not less than all of the outstanding Exchangeable Shares, which date in the case of clause (b) will be no earlier than the eighth anniversary of the Effective Date, except in certain circumstances described in the Circular under the heading "The Transaction — Description of Exchangeable Shares — Retraction, Redemption and Call Rights Applicable to Exchangeable Shares — Early Redemption";

**"Redemption Price"** means, with respect to each Exchangeable Share, an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Redemption Date;

**"Replacement Option"** means an option to purchase Duke Energy Common Shares issued in exchange for a Westcoast Option as described in the Circular under the heading "The Transaction — Arrangements Respecting Westcoast Options";

**"Retracted Shares"** means the Exchangeable Shares in respect of which a holder has exercised the right under Article 6 of the Exchangeable Share Provisions to require Exchangeco to redeem such shares, as described in the Circular under the heading "The Transaction — Description of Exchangeable Shares — Retraction, Redemption and Call Rights Applicable to Exchangeable Shares — Retraction of Exchangeable Shares";

**"Retraction Call Right"** means the overriding right of Callco, in the event of a proposed retraction of Exchangeable Shares by a holder of Exchangeable Shares, to purchase directly from the holder all but not less than all of the Retracted Shares in exchange for the Retraction Price, pursuant to the Exchangeable Share Provisions;

**"Retraction Date"** means the Business Day on which a holder of Exchangeable Shares desires to have Exchangeco redeem the Exchangeable Shares, provided that the Retraction Date shall not be less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by Exchangeco and further provided that, in the event that no such Business Day is specified by the holder of Exchangeable Shares in the Retraction Request, the Retraction Date shall be deemed to be the 15th Business Day after the date on which the Retraction Request is received by Exchangeco, as set out in the Exchangeable Share Provisions and described in the Circular under the heading "The Transaction — Description of Exchangeable Shares — Retraction, Redemption and Call Rights Applicable to Exchangeable Shares — Retraction of Exchangeable Shares";

**"Retraction Price"** means, with respect to each Exchangeable Share, the amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date;

**"Retraction Request"** means a duly executed request for redemption made by a holder of Exchangeable Shares substantially in the form of Schedule A to the Exchangeable Share Provisions or any other form that may be acceptable to Exchangeco;

**"Securities Act"** means the *Securities Act* (Ontario) and the rules, regulations and policies made thereunder, each as amended from time to time prior to the Effective Date;

**"Shares Available"** means the product, rounded down to the nearest whole number, of the Exchange Ratio multiplied by the aggregate number of Westcoast Common Shares outstanding immediately prior to the Effective Time (other than Westcoast Common Shares held by Duke Energy or any of its affiliates), divided by two;

**"subsidiary"** means with respect to a specified person, (a) any corporation, partnership, joint venture, limited liability company, unlimited liability company or other organization, incorporated or unincorporated, which is a subsidiary as defined in the Securities Act of such specified person or (b) a partnership of which such specified person or another of its subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests;

**"Tax Proposals"** means specific proposals to amend the Canadian Tax Act and the regulations promulgated thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular;

**"Transaction"** means the Combination Agreement and the transactions contemplated thereby including, without limitation, the Arrangement;

**"Trustee"** means Computershare Trust Company, Inc.;

**"TSE"** means The Toronto Stock Exchange;

**"U.S. Holder"** means a beneficial owner of Westcoast Common Shares that is (a) a citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

**"Voting and Exchange Trust Agreement"** means the agreement to be made between Duke Energy, Exchangeco and the Trustee in connection with the Plan of Arrangement substantially in the form attached as Appendix H to the Circular, with changes thereto as the parties to the Combination Agreement, acting reasonably, may agree;

**"Voting Rights"** means the voting rights attached to the Duke Energy Common Shares held by the Trustee in respect of which the Beneficiaries are, in accordance with the Voting and Exchange Trust Agreement, entitled to instruct the Trustee to vote;

**"Weighted Average Trading Price of Duke Energy Common Shares"** means an amount determined by dividing the aggregate sale price of all Duke Energy Common Shares sold on the NYSE during a period of 20 trading days ending on the day that is two Business Days prior to the Effective Date by the total number of Duke Energy Common Shares sold on the NYSE during such period (as reported by Bloomberg) expressed to the fourth decimal point;

**"Westcoast By-laws"** means the by-laws of Westcoast, as amended from time to time;

**"Westcoast Common Shares"** means the issued and outstanding common shares in the capital of Westcoast;

**"Westcoast Options"** means the Westcoast Common Share purchase options granted under Westcoast's Long-Term Incentive Share Option Plan 1989, as amended effective April 26, 2000 (and pursuant to which purchase options have been granted under Westcoast's 1999 Key Employee Retention Compensation Plan);

**"Westcoast Shareholder"** means a holder of Westcoast Common Shares.

Westcoast Energy Inc.

BOWNE
PRINTED IN CANADA
T06350

Exhibit 99.2

*This letter and the enclosed Letter of Transmittal and Election Form contain important information that requires your immediate attention.*

Westcoast Energy Inc.

February 5, 2002

Dear Westcoast Shareholder:

Included with this letter is a Letter of Transmittal and Election Form to be used by you to elect the form of consideration you wish to receive pursuant to the arrangement to combine the businesses of Duke Energy Corporation ("Duke Energy") and Westcoast Energy Inc. ("Westcoast").

The arrangement was approved by Westcoast shareholders and optionholders at a meeting held on December 13, 2001, and was approved by the Supreme Court of British Columbia on January 10, 2002, subject in each case to obtaining all necessary regulatory approvals. It is anticipated that the necessary regulatory approvals will be obtained and the arrangement will be completed by the end of the first quarter of 2002.

**For your election to be effective, the Letter of Transmittal and Election Form must be received by Computershare Trust Company of Canada at one of the addresses listed on page 16 of the Letter of Transmittal and Election Form no later than 4:30 p.m. (local time) on February 28, 2002, unless such deadline is extended as described in the Letter of Transmittal and Election Form.**

Under the arrangement, Westcoast shareholders may elect to receive for their Westcoast common shares (i) Cdn. $43.80 in cash per share, (ii) exchangeable shares of a newly formed Canadian subsidiary of Duke Energy, (iii) Duke Energy common shares, or (iv) a combination of cash, exchangeable shares and/or Duke Energy common shares. Exchangeable shares will be available only to shareholders who are Canadian residents. The exchange ratio, which will be used to determine the number of exchangeable shares or Duke Energy common shares to be received for each Westcoast common share, will be determined by dividing (i) Cdn. $43.80 by (ii) the weighted average trading price of Duke Energy common shares over the 20 trading days ending two business days before the effective date of the arrangement multiplied by 1.54 (the fixed exchange rate of the Canadian dollar to the U.S. dollar being used for this purpose). The exchange ratio is subject to a "collar" which fixes the exchange ratio at 0.7711 if the Duke Energy common share trading price just described is equal to or below U.S. $36.88, and at 0.6119 if the Duke Energy common share trading price is equal to or above U.S. $46.48. The transaction is subject to proration provisions with the result that approximately 50% of the total amount to be paid to shareholders will be paid in cash and approximately 50% will be paid in exchangeable shares or Duke Energy common shares. Each exchangeable share will be exchangeable at any time for one Duke Energy common share. The exchangeable shares will have economic and voting rights that are, as nearly as practicable, the same as the rights of Duke Energy common shares, including rights to dividends and to vote at meetings of holders of Duke Energy common shares.

The exchangeable shares have been conditionally approved for listing on The Toronto Stock Exchange. The exchangeable shares offer Canadian shareholders the opportunity to achieve a Canadian tax deferral in certain circumstances, as described in the enclosed Letter of Transmittal and Election Form. The Duke Energy common shares issued in the arrangement are expected to be listed on the New York Stock Exchange.

In anticipation of the completion of the arrangement, the Westcoast board of directors will be terminating the Dividend Reinvestment and Share Purchase Plan of Westcoast effective as of February 13, 2002. Any Westcoast common shares held in your account under the Plan will be included in the arrangement, as described in the Letter of Transmittal and Election Form.

The enclosed Letter of Transmittal and Election Form contains complete instructions on how to make your election as to the form of consideration you wish to receive, and how to exchange your shares. You will not actually receive your cash, exchangeable shares and/or Duke Energy common shares until the arrangement is completed and you have submitted your properly completed documents, including the Letter of Transmittal and Election Form and share certificates to Computershare Trust Company of Canada. Notwithstanding your election as to the form of consideration you wish to receive, the consideration you actually receive will be subject to the proration provisions described above.

If you need assistance in completing the Letter of Transmittal and Election Form, you should contact Computershare Trust Company of Canada at one of the addresses or telephone numbers listed on page 16 of the Letter of Transmittal and Election Form, or, if your shares are registered in the name of your broker, investment dealer, bank or other intermediary, contact your intermediary or other financial advisor for assistance.

Yours very truly,

Michael E. J. Phelps
Chairman and Chief Executive Officer